Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-215895

March 21, 2017

Medtronic Global Holdings S.C.A.

Pricing Term Sheet

March 21, 2017

1.700% Senior Notes due 2019

3.350% Senior Notes due 2027

Issuer:	Medtronic Global Holdings S.C.A.

Guarantors:	Medtronic plc and Medtronic, Inc.

Trade Date:	March 21, 2017

Settlement Date:*	T+5; March 28, 2017

Denominations:	$2,000 x 1,000

Joint Bookrunners:	Citigroup Global Markets Inc., Goldman, Sachs & Co., Morgan Stanley & Co. LLC and Wells Fargo Securities, LLC

Co-Managers:	BNP Paribas Securities Corp., Deutsche Bank Securities Inc., HSBC Securities (USA) Inc. and Mizuho Securities USA Inc.

Principal Amount:	US $1,000,000,000	US $850,000,000

Title:	1.700% Senior Notes due 2019	3.350% Senior Notes due 2027

Security Type/Format:	Senior Notes / SEC Registered	Senior Notes / SEC Registered

Expected Ratings:**	A3/A (Moody’s/S&P)	A3/A (Moody’s/S&P)

Maturity Date:	March 28, 2019	April 1, 2027

Coupon:	1.700%	3.350%

Price to Public:	99.926%	100.000%

Yield to Maturity:	1.738%	3.350%

Spread to Benchmark Treasury:	T + 47 basis points	T + 92 basis points

Benchmark Treasury:	UST 1.125% due February 28, 2019	UST 2.250% due February 15, 2027

Benchmark Treasury Price and Yield:	99-23 1⁄4; 1.268%	98-13+; 2.430%

Interest Payment Dates:	March 28 and September 28, commencing September 28, 2017	April 1 and October 1, commencing October 1, 2017

Optional Redemption:

The issuer may redeem the 2019 Notes in whole or in part, at any time prior to March 28, 2019 (their maturity date), at a redemption price equal to the greater of:

(i) 100% of the principal amount of the 2019 Notes being redeemed; and

The issuer may redeem the 2027 Notes in whole or in part, at any time prior to January 1, 2027 (three months prior to their maturity date), at a redemption price equal to the greater of:

(i) 100% of the principal amount of the 2027 Notes being redeemed; and

(ii) the sum of the present values of the remaining scheduled payments of principal and interest on the 2019 Notes to be redeemed (excluding any portion of such payments of interest accrued and paid as of the date of redemption), discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the adjusted treasury rate, as described in the preliminary prospectus supplement, plus 10 basis points,

(ii) the sum of the present values of the remaining scheduled payments of principal and interest on the 2027 Notes to be redeemed (excluding any portion of such payments of interest accrued and paid as of the date of redemption and assuming that the 2027 Notes matured on January 1, 2027), discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the adjusted treasury rate, as described in the preliminary prospectus supplement, plus 15 basis points,

	plus, in each case, accrued and unpaid interest to, but not including, the date of redemption.	plus, in each case, accrued and unpaid interest to, but not including, the date of redemption.

In addition, at any time on and after January 1, 2027 (three months prior to their maturity date), we may at our option redeem the 2027 Notes, in whole or in part, at a redemption price equal to 100% of the principal amount of the 2027 Notes being redeemed, plus accrued and unpaid interest to, but not including, the date of redemption.

CUSIP:	58507L AB5	58507L AC3

ISIN:	US58507LAB53	US58507LAC37

* We expect to deliver the notes against payment for the notes on the fifth business day following the date of this pricing term sheet (“T+5”). Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes prior to the third business day before the date of delivery of the notes hereunder will be required, by virtue of the fact that the notes initially settle in T+5, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement.

** An explanation of the significance of ratings may be obtained from the ratings agencies. Generally, ratings agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The security ratings above are not a recommendation to buy, sell or hold the securities offered hereby. The ratings may be subject to review, revision, suspension, reduction or withdrawal at any time by the rating agencies. Each of the security ratings above should be evaluated independently of any other security rating.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer and the guarantors have filed with the SEC for more complete information about the issuer and the guarantors and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any guarantor, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Citigroup Global Markets Inc., toll-free at 800-831-9146, Goldman, Sachs & Co., toll-free at 866-471-2526 or Morgan Stanley & Co. LLC, toll-free at 866-718-1649.

This pricing term sheet supplements the preliminary form of prospectus supplement filed by Medtronic Global Holdings S.C.A. on March 21, 2017 relating to its prospectus dated February 3, 2017.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.

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